UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 16, 2024, Bon Natural Life Limited, (the “Company”) closed an exempt private offering of $5,600,000 worth of ordinary shares of the Company, par value $0.001 per share (the “Shares”) at a price of $2.29 per share (the “Offering”). Together with each Share issued, the subscribers in the Offering received warrants to purchase three (3) ordinary shares of the Company at a price equal to 110% of the per-Share offering price, exercisable for four (4) months from the close of the Offering. In total, the Company issued 2,445,415 Shares in the Offering, together with warrants to purchase up to 7,336,245 ordinary shares of the Company at a price of $2.52 per share. A total of four (4) subscribers participated in the Offering, including the Company’s Chairman and CEO, Yongwei Hu, who subscribed for 1,834,061 Shares.

Prior to its consummation, the Offering was approved by the written consent of a majority of the Company’s shareholders and by the unanimous consent of its Board of Directors on April 23, 2024. The Offering was conducted pursuant to the exemption provided by Rule 506(b) under Regulation D. The Shares were offered exclusively to ‘accredited investors’ as defined in Rule 501 under Regulation D and the Company did not engage in any general solicitation or advertising.

Following the close of the offering, the Company has a total of 3,970,558 ordinary shares issued and outstanding.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
10.1	Form of Subscription Agreement (private offering closed May 16, 2024)
10.2	Form of Warrant ($2.52, issued May 16, 2024)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2024	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer